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April 20, 2007


Hanna T. Teshome
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:   Florida Power & Light Company
      Registration Statement on Form S-3
      Filed March 16, 2007
      File No. 333-141357
      ----------------------------------

Dear Ms. Teshome:

      We thank you for your letter of comments dated April 3, 2007 that relate to the Registration Statement on Form S-3 referenced above. Attached please find an amendment to the registration statement that, together with this letter, responds to your comment letter. References in this letter to the prospectus supplement and the base prospectus are to those documents as contained in the attached amended registration statement.

      We have revised the base prospectus and the prospectus supplement in response to your letter, and have also made other related revisions and updating changes where appropriate. Marked copies of the attached documents will be sent via hand delivery to your attention as well.

Registration Statement on Form S-3
----------------------------------

General
-------

COMMENT:

            1. In the next amendment, please add the issuing entity (FPL Recovery Funding LLC) as a co-registrant to this filing using the appropriate SIC code for the issuing entity (6189).

RESPONSE:

      We have added FPL Recovery Funding LLC ("Funding" or the "Issuer"), whose CIK Code is 0001396530, as a co-registrant to the registration statement.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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Hanna T. Teshome
April 20, 2007
Page 2

COMMENT:

            2. We note your disclosure that the indenture is structured so that you operate as a master trust. We further note your disclosure under the section "Allocation among Series" in which you state that each series of bonds will be issued under a separate indenture and will be secured by its own property. It is unclear whether this transaction is consistent with the definition of asset-backed security. Please provide us with a detailed legal analysis as to why this arrangement is consistent with the definition of an asset-backed security. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.

RESPONSE:

      An "asset-backed security" is defined in Section III.A.2 in SEC Release No. 33-8518 to mean "a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders...." We believe that the bonds are "asset-backed securities" within the meaning of Regulation AB.

      We note that, as early as 1997, the Commission staff has treated bonds secured by statutorily created assets substantially identical to storm-recovery property as "asset-backed securities". See e.g., California Infrastructure and Economic Development Bank Special Purpose Trusts for PG&E Funding LLC, SCE Funding LLC and SDG&E Funding (1997); PSEG Transition Funding LLC Transition Bonds, Series 2001-1; The Detroit Edison Securitization Funding LLC Securitization Bonds, Series 2001-1. We believe that the Commission staff has recently affirmed this position under Regulation AB. See AEP Texas Central Transition Funding II LLC (Senior Secured Transition Bonds (2006), Series A).

      The bonds are securities that will be primarily serviced by the cash flows from storm-recovery property owned by Funding. The storm-recovery property is a present property right created by Florida statute and by order (the "FPSC Financing Order") of the Florida Public Service Commission ("FPSC"), rather than by contract. The storm-recovery property constitutes an irrevocable property right consisting of the rights to impose, bill and collect storm-recovery charges from Florida Power & Light Company's ("FPL's") retail electric customers sufficient to recover debt service on the bonds, together with related costs and expenses, on a timely basis. The storm-recovery charges are nonbypassable, usage-based charges, which will automatically be included on each customer's electricity bill. The storm-recovery charges, as nonbypassable charges, will continue to exist even if FPL goes out of business or ceases to exist or if electricity is provided to the customers by some third party. The Florida statute requires the FPSC to authorize the imposition and collection of the storm recovery charges from the customers.

      The amount of the storm-recovery charge must be adjusted from time to time as necessary to ensure payment of the bonds by their final maturity date. The mechanism for such

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Hanna T. Teshome
April 20, 2007
Page 3

adjustments is created by the FPSC Financing Order and the Florida statute. Such adjustments will continue to be made even if FPL is no longer the servicer and regardless of FPL's continuing existence or participation in the transaction, since the right to obtain adjustments is part of the storm recovery property which will be sold by FPL to Funding and pledged by Funding as security for the bonds. In sum, payments on the bonds are derived from a financial asset (in the form of storm-recovery property) which by its terms converts within in a finite time period into cash, that is, at the times necessary to pay debt service on the bonds through their final maturity.

      In addition, the structure described in the registration statement is functionally equivalent to a master trust structure described in Release No. 33-8518. In the master trust structure, there is only one ultimate pool held by the issuing entity, and the securities, although issued at different times and backed by separate allocable shares of the cash flow, still qualify as asset-backed securities. Although each series of storm recovery bonds will be backed by legally separate storm recovery property and will be issued under a separate indenture, all series will be backed by storm-recovery charges imposed on the same FPL customers. Each customer will be billed for all charges under a single bill, which also will include separate amounts owing to FPL for its own account, and the storm-recovery charge collections will be allocated pro rata among series based on the amounts billed in respect of each such series. Even if Funding were to issue two series of storm-recovery bonds at different times, investors in each series would look to the same customers for repayment and would receive their pro rata percentage of storm-recovery charge collections. This analysis also comports with existing practice, since the Commission staff has in the past allowed Form S-3 registration for similar utility bonds to be issued in multiple series by the same SPE issuer, even when only one series of bonds was issued under the registration statement. See Oncor Electric Delivery Company (Series 2003-1; Series 2004-1); PECO Energy Transition Trust (Series 1999-A, Series 2000-A and Series 2001-A); PG&E Energy Recovery Funding LLC (Series 2005-1 and Series 2005-2); and AEP Texas Central Transition Funding II LLC (Senior Secured Transition Bonds (2006), Series A).

COMMENT:

            3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

RESPONSE:

      Neither FPL nor any affiliate of FPL has previously issued asset-backed securities involving the same asset class (i.e., storm-recovery property created or similar property created under similar state laws).

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April 20, 2007
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COMMENT:

            4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements. In Addition, finalized agreements will be filed pursuant to a current report on Form 8-K within the time frames required by Regulation AB and the Form 8-K rules.


RESPONSE:

      We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus. In addition, finalized agreements will be filed pursuant to a current report on Form 8-K within the timeframes required by Regulation AB and the Form 8-K rules.

COMMENT:

            5. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

RESPONSE:

      We confirm that we will file the legal and tax opinions required by the applicable rules under the 1933 Act at the time of each takedown.

COMMENT:

            6. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all phrase noted above.

RESPONSE:

      Consistent with the requirements of Regulation AB, we confirm that the base prospectus describes all assets, credit enhancements and other structural features currently contemplated to be included in an actual takedown. We have deleted any reference to additional credit enhancement not described in the base prospectus.

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Hanna T. Teshome
April 20, 2007
Page 5

COMMENT:

            7. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

RESPONSE:

      Both the prospectus supplement and the base prospectus already contain captioned sections titled "Legal Proceedings" which disclose any such proceedings.

COMMENT:

            8. Please revise your disclosure to provide static pool disclosure as required by Item 1105 of Regulation AB or tell us why it is not material.

RESPONSE:

Given the structural attributes of this transaction, we believe that the static pool information generally called for by Item 1105 of Regulation AB is not material or applicable. The storm-recovery property securing the bonds is not a static pool of receivables but consists of the ongoing right of Funding to impose, collect and receive the non-bypassable storm-recovery charges from customers of FPL. This right will continue until such time as the bonds are paid in full, and the storm-recovery charges will be re-adjusted semi-annually to ensure timely repayment of the bonds based on changes in customer delinquencies and defaults, as well as changes in electricity consumption. To the extent that customer delinquencies and defaults increase or electricity consumption decreases over time, any resulting shortfalls in collections will be reallocated to the remaining customers by increasing the storm-recovery charges to correct for such shortfalls to ensure timely repayment of the bonds. If customer delinquencies and defaults decrease or if electricity consumption increases and storm-recovery charges are received faster than expected, there is no prepayment risk to bondholders since any excess funds will be held in an excess funds subaccount and taken into account in the next adjustment to storm-recovery charges. The historical information that is material to investors includes all of the components relating to the calculation of the storm-recovery charges and the true-up adjustment, i.e., electricity sales, forecast variance, customer defaults, average days sales outstanding and customer delinquencies, each of which already is disclosed in the base prospectus. The analysis comports with existing practices, since the Commission staff has in the past not required static pool information for similar issuers as in AEP Texas Central Transition Funding II LLC (Senior Secured Transition Bonds (2006), Series A).

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April 20, 2007
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Cover
-----

COMMENT:

            9. Please use the terminology set forth in Regulation AB with respect to the parties involved in the transaction. For example, you refer to the "seller" throughout the document when it appears that you may be referring to the depositor. In addition, please identify the depositor in the transaction. Refer to Item 1102(a) and Item 1103(a)(1) of Regulation AB and revise throughout your document as appropriate.

RESPONSE:

      We have identified FPL as the depositor and revised the base prospectus and prospectus supplement to use the terminology set forth in Regulation AB.

Summary of Terms, page S- 2
---------------------------

COMMENT:

            10. Clearly identify any securities, if any, issued in the same transaction or residual or equity interests in the transaction that are not being offered by the prospectus. See Item 1103(a)(3)(i) of Regulation AB.

RESPONSE:

      We confirm that there are no securities or residual or equity interests being issued in the same transaction that are not being offered by the prospectus.

COMMENT:

            11. We note on page S-5 that you may acquire additional rate stabilization property and issue one or more additional series of bonds which are backed by such property. Please confirm that additional issuances of securities will be registered on separate registration statements.

RESPONSE:

      Funding will only acquire storm-recovery property created under the FPSC Financing Order described in the registration statement, up to the maximum principal amount of bonds described in the registration statement (i.e., $652 million). Thus an additional series of bonds may be offered pursuant to the registration statement to purchase storm-recovery property created under the FPSC Financing Order in the unlikely event that all $652 million of the bonds are not sold in the initial offering. Funding has covenanted not to issue additional storm-recovery bonds to purchase storm-recovery property created under any other financing order issued by the FPSC. Any other storm-recovery bonds sponsored by FPL would be issued

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April 20, 2007
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under a separate registration statement and would be issued by another issuing entity formed by FPL.

Base Prospectus
---------------

Third-Party Credit Enhancement, page 39
---------------------------------------

COMMENT:

            12. Please revise this section to discuss all third-party credit enhancements you may implement. As noted in our comment above, all possible credit enhancements must be discussed in the base prospectus.

RESPONSE:

      We confirm that there are no third party credit enhancements. All credit enhancements for the bonds are described in the base prospectus.

Annual Report of Indenture Trustee; Annual Compliance Statement, page 53
------------------------------------------------------------------------

COMMENT:

            13. Please revise your disclosure to accurately reflect the reporting requirements under Securities Act Rule 15d-18. Clarify that you will file an assessment report, attestation report and servicer compliance statement. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

RESPONSE:

      The referenced disclosure reflecting the reporting requirements under Securities Exchange Act Rule 15d-18 is provided in the base prospectus on page [45] under the subheading "Continuing Disclosure, and on page [77] in the base prospectus under the subheading "Evidence as to Compliance."

Part II
-------

COMMENT:

            14. In the next amendment, please provide us with a copy of the servicing agreement marked to show changes for compliance with Regulation AB. As applicable, please revise to update your disclosure in the section "Servicing Standards and Covenants" on page 69 of the base.

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April 20, 2007
Page 8

RESPONSE:

      We have included a copy of the servicing agreement demonstrating compliance with Regulation AB. In addition, we refer you to the subheading entitled "Evidence as to Compliance" on page [77] of the base prospectus, which describes the provisions of the servicing agreement related to Regulation AB compliance. We do not believe that additional disclosure is necessary.

      Please contact me if you have any questions or further comments.

Very truly yours,

/s/ Eric Tashman

Eric Tashman


EDT:dwc

Enclosure